

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 2, 2010

John J. Haines
Vice President and Chief Financial Officer
Franklin Electric Co., Inc.
400 East Spring Street
Bluffton, Indiana   46714

> **Re: Franklin Electric Co, Inc.**
> **Form 10-K for the fiscal year ended January 3, 2009**
> **Filed March 4, 2009**
> **File No. 000-00362**

Dear Mr. Haines:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief